UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM
Los Militares 4290 Piso 6,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2485
Fax: (56 2) 2425 2493
www.sqm.com

Santiago, Chile. November 18, 2014.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the nine months ended September 30, 2014 of US$218.4 million (US$0.83 per ADR), a decrease from US$398.1 million (US$1.51 per ADR) for the nine months ended September 30, 2013. Gross margin(2) reached US$442.6 million (29.1% of revenues) for the nine months ended September 30, 2014, lower than US$575.2 million (33.6% of revenues) recorded for the nine months ended September 30, 2013. Revenues totaled US$1,522.8 million for the nine months ended September 30, 2014, representing a decrease of 11.0% compared to US$1,710.9 million reported for the nine months ended September 30, 2013.

The Company also announced earnings for the third quarter of 2014, reporting net income of US$66.4 million (US$0.25 per ADR) compared to US$138.9 million (US$0.53 per ADR) for the third quarter of 2013. However, this comparison is affected by the sale of royalties for the Antucoya mining project during the third quarter of 2013, which had a one-time, after-tax effect of US$67 million on net income. Gross margin for the third quarter of 2014 reached US$142.4 million, lower than the US$148.5 million recorded for the third quarter of 2013. Revenues totaled US$466.4 million, a decrease of approximately 10.5% compared to the third quarter of 2013, when revenues amounted to US$521.1 million.

SQM’s Chief Executive Officer, Patricio Contesse, stated, “Despite the pricing pressure we have seen in the iodine and potash industries, which has impacted revenues, this quarter’s EBITDA margin(3) is the highest we have reported for the last six quarters. EBITDA was higher for the third quarter of this year than it was for the third quarter of last year, even in the face of lower iodine and potash prices. This is proof of the success of our cost reduction efforts.”

“Iodine prices have continued the downward trend we saw in the first half of the year. However, as we mentioned last quarter, we have seen some price recovery in the potash market, and our sales volumes are up with respect to 2013. Supply shortages in the potassium sulfate market have had a positive effect on pricing and have also benefited demand for potassium nitrate, as an alternative chlorine-free fertilizer. In the lithium market, demand continues to be driven by batteries, and we expect to see less new supply from other producers than we previously anticipated.”

“Going past the third quarter, in October we placed a bond in the U.S. market for US$250 million, with a coupon rate of U.S. treasury plus 215 basis points, which will mature in 2025. We are pleased with the results of this transaction. Finally, we recently completed a sale of mining rights to Antofagasta Minerals for US$13 million before taxes, which will be reflected in our fourth quarter results.”

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Segment Analysis

Specialty Plant Nutrition (SPN)

Revenues from our Specialty Plant Nutrition business line for the nine months ended September 30, 2014 totaled US$533.7 million, similar to the US$533.3 million reported for the nine months ended September 30, 2013.

Third quarter 2014 revenues reached US$154.3 million, similar to the US$154.7 million reported in the third quarter of 2013.

SPN volumes and average prices remained relatively stable for the first nine months of 2014, compared to the same period of 2013. The volatility in the potash market has not had a significant impact on the potassium nitrate market, where demand continues to be strong. Although volumes in the third quarter of 2014 were similar to third quarter 2013 volumes, we expect volumes for the fourth quarter of this year to be significantly higher than fourth quarter 2013 volumes.

SPN gross profit(4) accounted for approximately 27% of SQM’s consolidated gross margin for the nine months ended September 30, 2014.

Iodine and Derivatives

Revenues from sales of iodine and derivatives during the nine months ended September 30, 2014 totaled US$263.1 million, a decrease of 26.6% compared to US$358.4 million reported for the nine months ended September 30, 2013.

Iodine and derivatives revenues for the third quarter of 2014 amounted to US$79.8 million, a decrease of 23.2% compared to US$103.8 million recorded during the third quarter of 2013.

As we have mentioned in recent quarters, the lower revenues in this business line are the result of lower prices. We are working to recapture our market share, and market prices have reflected these efforts. We expect the downward trend in iodine pricing to continue during the fourth quarter. Demand growth in this market is stable and continues to be driven predominantly by X-ray contrast media, LCD and pharmaceuticals.

Gross profit for the Iodine and Derivatives segment(4) accounted for approximately 25% of SQM’s consolidated gross margin for the nine months ended September 30, 2014.

Lithium and Derivatives

Revenues for lithium and derivatives totaled US$154.4 million during the nine months ended September 30, 2014, an increase of 4.1% compared to US$148.4 million recorded for the nine months ended September 30, 2013.

Revenues for lithium and derivatives decreased approximately 10.2% during the third quarter of 2014 compared to the third quarter of 2013. Total revenues amounted to US$50.3 million during the third quarter of 2014, compared to US$56.0 million in the third quarter of 2013.

Lithium demand continues to be strong, and we estimate that demand growth for 2014 will be approximately 10% with respect to 2013. The biggest demand driver continues to be uses related to lithium batteries, and we are also seeing growth in applications for glass and lubricating greases. Prices for the third quarter were similar to prices for the first half of this year. We expect to see some new supply entering the market next year from other producers, but we believe the increased supply will be lower than we previously anticipated.

Gross profit for the Lithium and Derivatives segment(4) accounted for approximately 15% of SQM’s consolidated gross margin for the nine months ended September 30, 2014.

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Potassium: Potassium Chloride & Potassium Sulfate (MOP & SOP)

Potassium chloride and potassium sulfate revenues for the nine months ended September 30, 2014 totaled US$435.0 million, a 7.9% decrease compared to the nine months ended September 30, 2013, when revenues amounted to US$472.3 million.

Potassium chloride and potassium sulfate revenues decreased 12.8% in the third quarter of 2014, reaching US$135.4 million, compared to US$155.2 million for the third quarter of 2013.

We are beginning to see a recovery in potash prices, as third quarter 2014 prices were approximately 8% higher than second quarter prices. However, average prices for the nine months ended September 30, 2014 were lower than average prices for the nine months ended September 30, 2013, which is why our 2014 revenues were lower, despite the fact that sales volumes have been higher this year. Worldwide demand for potash continues to be strong, and should reach 56-58 million metric tons this year, according to our current estimates.

The potassium sulfate market has been affected by supply shortages, as some suppliers in Europe have been unable to produce. The tight supply conditions have generated upward pressure on prices.

Gross profit for potassium chloride and potassium sulfate(4) accounted for approximately 25% of SQM’s consolidated gross margin for the nine months ended September 30, 2014.

Industrial Chemicals

Industrial chemicals revenues for the nine months ended September 30, 2014 reached US$83.1 million, 35.8% lower than US$129.3 million recorded for the nine months ended September 30, 2013.

Revenues for the third quarter of 2014 totaled US$22.4 million, an increase of 14.8% compared to the revenue figures for third quarter of 2013 of US$19.5 million.

The lower revenues in this business line are related to lower solar salt(5) sales volumes during 2014. However, we have closed supply agreements of solar salts for four new projects in Africa and Latin America. As a result we expect to see slightly higher sales volumes in 2015, and significantly higher sales volumes in 2016 and 2017.

Overall demand for traditional uses of industrial chemicals is expected to grow approximately 2-3% in 2014, while demand growth related to explosives in Latin America should be approximately 5%.

Gross profit for the Industrial Chemicals segment(4) accounted for approximately 7% of SQM’s consolidated gross margin for the nine months ended September 30, 2014.

Other Commodity Fertilizers & Other Income

Revenues from sales of other commodity fertilizers and other income reached US$53.5 million in the nine months ended September 30, 2014, down from US$69.2 million for the nine months ended September 30, 2013.

Cost of Production

Company efforts to reduce costs and increase productivity have been very successful throughout all of our business lines, allowing us to partially counteract the lower prices in the potash and iodine businesses. We will continue to work very hard on these initiatives, since we believe there is still some room for further improvements. We expect to see the results of these efforts fully reflected in our results next year.

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Metallic Exploration

As part of its ongoing metals exploration program, which takes place within its caliche mining concessions, SQM continues to develop a program of exploration alliances with third parties, through option contracts. The contracts consider a participation mechanism for SQM through a minority shareholding and/or royalties on metals sales. SQM currently has 11 contracts in place and expects to sign three additional contracts before the year’s end. The Company’s exploration alliance objectives are to achieve and maintain close to 1 million hectares under option contracts and establish a minimum projected exploration investment of $20 million per year through existing and future exploration alliances.

Exploration advances include the hiring of an experienced metals focused exploration manager to lead the metals exploration team, a re-evaluation of metals potential across all of SQM’s mineral titles, and the initiation of an exploration plan to review and advance priority prospects. Direct investment by SQM in the metal exploration program between 2011 and 2013 was approximately US$29 million, including exploration in greenfield areas and other more advanced areas of interest, while a total investment of US$5 million is expected for the current year.

SQM recently completed a sale of mining rights to Antofagasta Minerals for US$13 million before taxes, which will be reflected in the financial statements as of December 31, 2014.

Financial Information

Capital Expenditures

Capital expenditures for the year 2014 are expected to total approximately US$120 million, of which approximately 65% will be related to maintenance and 35% will be related to expansion and exploration. Capex for this year will be lower than it has been in recent years, as we have completed several expansion projects and have now reached the capacity levels we set out to achieve.

Administrative Expenses

Administrative expenses totaled US$67.8 million (4.5% of revenues) for the nine months ended September 30, 2014, compared to US$76.1 million (4.4% of revenues) recorded during the nine months ended September 30, 2013.

Net Financial Expenses

Net financial expenses for the nine months ended September 30, 2014 were US$34.0 million, compared to US$34.3 million recorded for the nine months ended September 30, 2013.

During October of this year, SQM placed a US$250 million aggregate principal amount of 4.375% notes due 2025 (equivalent to a spread of 215 basis points over the U.S. treasury). The notes were offered to investors at a price of 99.410% of principal amount. Net proceeds from this transaction will be used primarily to refinance existing indebtedness. This debt issuance will be reflected in the Company’s financial statements as of December 31, 2014.

Income Tax Expense

As a result of the recently approved tax reform, our deferred tax liabilities increased by US$52.3 million. In accordance with the instructions of the Chilean Securities and Insurance Commission, this amount was charged to shareholders’ equity in our financial statements as of September 30, 2014. In addition, as a result of this tax reform, the Chilean corporate tax rate increased from 20% to 21% for the fiscal year 2014.

During the nine months ended September 30, 2014, income tax expense reached US$87.1 million, representing an effective tax rate of 28.1%, compared to an income tax expense of US$117.1 million during the nine months ended September 30, 2013. The Chilean corporate tax rate was 21% for the nine months ended September 30, 2014 and 20% for the nine months ended September 30, 2013.

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EBITDA(3)

EBITDA for the nine months ended September 30, 2014 amounted to US$556.3 million, compared to US$658.5 million for the nine months ended September 30, 2013. The EBITDA margin was approximately 36.5% for the nine months ended September 30, 2014, compared to an EBITDA margin for the nine months ended September 30, 2013 of approximately 38.5%.

EBITDA for the third quarter of 2014 amounted to US$184.8 million, compared to US$178.1 million for the third quarter of 2013. The EBITDA margin was approximately 39.6% for the third quarter of 2014, compared to an EBITDA margin for the third quarter of 2013 of approximately 34.2%.

Other

On July 7, 2014, our shareholders approved a special dividend payment (“dividendo eventual”) in the amount of US$230 million (US$0.87387 per ADR). This payment was made on July 18, 2014.

Notes:

1)	Net income refers to the comprehensive income attributable to controlling interests.
2)	Gross margin corresponds to consolidated revenues less total costs, including depreciation and amortization and excluding administrative expenses.
3)	EBITDA = gross profit - administrative expenses + depreciation and amortization. EBITDA margin = EBITDA/revenues.
4)	A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining. crushing. leaching. etc.) which are distributed among the different final products. To estimate gross profit by business line in both periods covered by this report, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.
5)	Solar salts are a mix of 60% sodium nitrate and 40% potassium nitrate used for thermal energy storage.

About SQM

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 115 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses include:

•	Low production costs based on vast and high quality natural resources;
•	Know-how and its own technological developments in its various production processes;
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs;
•	High market share in all its core products;
•	International sales network with offices in 20 countries and sales in over 115 countries;
•	Synergies from the production of multiple products that are obtained from the same two natural resources;
•	Continuous new product development according to the specific needs of its different customers;
•	Conservative and solid financial position.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien. 56-2-24252074 / kelly.obrien@sqm.com

Carolyn McKenzie 56-2-24252280 / carolyn.mckenzie@sqm.com

For media inquiries, contact:

María José Velozo / maria.jose.velozo@sqm.com

Rosalia Vera / rvera@imaginaccion.cl

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

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Balance Sheet

(US$ Millions)	As of Sept. 30,	As of Dec. 31,
	2014	2013

Total Current Assets	2,334.5	2,455.0
Cash and cash equivalents	295.3	476.6
Other current financial assets	535.0	460.2
Accounts receivable (1)	517.3	459.0
Inventory	923.3	955.5
Others	63.6	103.7

Total Non-current Assets	2,189.9	2,312.6
Other non-current financial assets	0.1	0.1
Investments in related companies	84.3	77.0
Property, plant and equipment	1,929.8	2,054.4
Other Non-current Assets	175.7	181.1

Total Assets	4,524.4	4,767.6

Total Current Liabilities	615.4	722.6
Short-term debt	187.3	401.4
Others	428.1	321.2

Total Long-Term Liabilities	1,644.9	1,612.7
Long-term debt	1,390.7	1,417.4
Others	254.2	195.3

Shareholders' Equity before Minority Interest	2,206.9	2,376.6

Minority Interest	57.2	55.6

Total Shareholders' Equity	2,264.1	2,432.2

Total Liabilities & Shareholders' Equity	4,524.4	4,767.6

Liquidity (2)	3.8	3.4

(1) Accounts receivable + accounts receivable from related companies

(2) Current assets / current liabilities

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Income Statement

			For the nine months
(US$ Millions)	For the 3rd quarter		ended Sept. 30,
	2014	2013	2014	2013

Revenues	466.4	521.1	1,522.8	1,710.9

Specialty Plant Nutrition*	154.3	154.7	533.7	533.3
Iodine and Iodine Derivatives	79.8	103.8	263.1	358.4
Lithium and Lithium Derivatives	50.3	56.0	154.4	148.4
Industrial Chemicals	22.4	19.5	83.1	129.3
Potassium Chloride & Potassium Sulfate	135.4	155.2	435.0	472.3
Other Income	24.2	31.8	53.5	69.2

Cost of Goods Sold	(258.6)	(317.6)	(898.6)	(976.3)
Depreciation and Amortization	(65.4)	(55.0)	(181.6)	(159.4)

Gross Margin	142.4	148.5	442.6	575.2

Administrative Expenses	(23.0)	(25.4)	(67.8)	(76.1)
Financial Expenses	(14.8)	(16.7)	(45.7)	(44.1)
Financial Income	4.9	2.4	11.7	9.7
Exchange Difference	(7.7)	(2.5)	(12.1)	(11.3)
Other	(3.6)	71.5	(18.9)	66.1

Income Before Taxes	98.2	177.8	309.8	519.6

Income Tax	(29.3)	(36.9)	(87.1)	(117.1)

Net Income before minority interest	68.9	140.9	222.7	402.5

Minority Interest	(2.5)	(2.0)	(4.3)	(4.4)

Net Income	66.4	138.9	218.4	398.1
Net Income per Share (US$)	0.25	0.53	0.83	1.51

*Includes other specialty fertilizers

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: November 18, 2014
By: Ricardo Ramos
CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

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